UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated October 8, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: October 8, 2008	By: /s/ David Hottman David Hottman Chairman & CEO

PORTAL RESOURCES GRANTS OPTIONS

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) has granted, under the Company’s Incentive Stock Option Plan, options to purchase an aggregate of 1,095,000 common shares by directors, officers and employees of the Company.  The options are exercisable until October 7, 2013, at an exercise price of $0.20 per share, which represents a pricing premium of 186% above the closing price on October 6, 2008.

Portal Resources Ltd., incorporated in 1999, has a strong treasury in excess of CN$2.3 million and seeks to acquire attractively priced advanced exploration-development assets in North and/or South America during 2008/2009. Portal is a precious and base metal exploration company with assets in Argentina and the U.S.A.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

 “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”